Exhibit 99.1

CLAUDE RESOURCES INC.
ANNOUNCES FLOW-THROUGH PRIVATE PLACEMENT OFFERING

December 14, 2005 - Claude Resources Inc. (Claude) today announced its plans to proceed with a non-brokered private placement of up to 2,000,000 flow-through common shares at $1.05 per common share, to raise a maximum of $2,100,000.

The offering, which is subject to regulatory approval, is expected to close on or about December 30, 2005.

Net proceeds from the offering will be used for expenditures which will be "Canadian Exploration Expenses" which qualify as "Flow-Through Mining Expenditures" for the purposes of the Income Tax Act (Canada) and Claude will renounce such expenses with an effective date no later than December 30, 2005.

Finders' fees of up to 5% of the aggregate gross proceeds of the offering, payable in cash at, and conditional on, closing of the offering are payable in connection with the offering.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Not for distribution to U.S. news wire services or dissemination in the United States.

For further information, please contact:

Neil McMillan
President and CEO
(306) 668-7505
or
Rick Johnson
CFO
(306) 668-7505

Renmark Financial Communications Inc.
Edith English: eenglish@renmarkfinancial.com
Neil Murray-Lyon: nmurraylyon@renmarkfinancial.com
Media: Cynthia Lane: clane@renmarkfinancial.com
(514) 939-3989
www.renmarkfinancial.com